PART II

OFFERING MEMORANDUM DATED MAY 19, 2021



UroShape, LLC, d/b/a SoLá Therapy
767 Indian River Dr, Melbourne, FL 32935
www.solatherapy.com

Up to $524,000 of SAFE Notes convertible into Common Units

UroShape, LLC, d/b/a SoLá Therapy ("SoLá Therapy," "the company," "we," or "us"), is offering up to $524,000 worth of SAFE Notes convertible into the company's Common Units with up to 15% discount (depending on the individual investment size by investor, see "Terms of the SAFE Notes – Procedures for Conversion to Common Units) and cap of $19,500,000. The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The company must reach its Target Amount of $50,000 by the deadline specified on the cover of this Form C. Unless the company raises at least the Target Amount of $50,000 under the Regulation CF offering by the deadline set forth on the cover of this Form C, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and

uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

OVERVIEW

UroShape, LLC, a Florida Limited Liability Company d/b/a SoLá Therapy (the "company" or "Uroshape") is a medical device company formed in January 2010 that manufactures and commercializes its SoLá Therapy Laser and accessories. SoLá Therapy is a proprietary, patent protected, photobiomodulation method and class four near infrared laser designed for the treatment pelvic muscle spasm and related pain. SoLá Therapy began commercial use in the summer of 2019 and is presently being used by both world leaders in the field of pelvic pain and general gynecologists. SoLá Therapy is not reimbursed by insurance. As of December 31, 2020 the company completed and placed the first 15 units, in addition, 200 patients have been treated as of December 31, 2020, thereby providing real-world evidence demonstrated effectiveness.

Milestones and Timeline



Problem:
Chronic Pelvic Pain
2010
UROSHAPE FOUNDED
Solution Invented:
SoLá Therapy
2014
Patents Granted
Clinical Trials
2016
Seed Funding
Core
Management
Team Hired
2018
Seed Funding
Software Design and
Manufacturing Completed
2019
Seed Funding
World Leaders Use SoLá
Product Launch
2020
100th Patient
Real World Data
Six-month
physician waiting
list
2021
AMA
CMS
Pathway to
Reimbursement
2023
Cash
Business
@ $8.6M
Reimbursement
2024
$$$
Exit
Reimbursement
Business @ $53M
2025
$$$
$$$
Exit
Reimbursement
Business @ $93M
2024
2025
$$
Exit
Cash Business
@ $20M

Investment Highlights

- SoLá Therapy fills an unmet need in women's health care (multi-billion-dollar pelvic pain market).
- SoLá Therapy is the only on-label treatment option for 85% of women with Chronic Pelvic Pain ("CPP")
- Commercialization began Q4 2019.
- Over 2,500 Sola Therapy sessions have been performed
- The device used to perform the service collects Real-World Patient Reported Outcome data from every patient at every treatment.
- A pathway to reimbursement has begun.
- The company anticipates reimbursement from health care insurers between 2023 and 2025.
- Platform technology
- Strong patent portfolio.

Why SoLá Therapy?

More than 1 in ten women suffer from chronic pelvic pain. Almost as many men suffer from chronic pelvic pain.

Chronic pelvic pain symptoms include pain in the following circumstances:

- sitting,
- intercourse,
- bowel movements,

- exercise,
- urination,
- bladder pain,
- vaginal burning,
- pressure, and
- vulvar pain

Often, patients are diagnosed with any of the following:
- Interstitial Cystitis,
- Endometriosis,
- Dyspareunia,
- Vaginismus,
- Recurrent UTIs,
- Pelvic Congestion,
- Pudendal Neuralgia, Adhesions
- Chronic Prostatitis (Men)

Sadly, regardless of diagnosis, current treatments for the aforementioned diagnosis fail more than 50% of the time. In addition, 85% of women with chronic pelvic pain ("CPP") suffer from painful pelvic muscle spasm. The company has found that SoLá Therapy effectively reduces pelvic pain associated with pelvic muscle spasm. The company believes that SoLá Therapy helps approximately 80% of treated women attain rapid relief.

How It Works

The SoLá Therapy Near IR laser, imparts photobiomodulation ("PBM") and manual therapy through a single use disposable wand. PBM have been used for over 20 years in treatment of muscle pain and spasm. Currently, over one million PBM treatments are performed each month world-wide. Yet, prior to commercialization of SoLá Therapy, none were performed in the pelvis.

SoLá Therapy is the first and only method for administering PBM into the pelvis. The company believes that two to three 3-minute treatments each week for two to four weeks will help to alleviate CPP. Analysis of the first 2,500 treatments has validated this hypothesis demonstrating significant and rapid improvement in pelvic pain.

The SoLá Therapy (SoLá Laser) device emits energy in the visible and near infrared spectrum for a temporary relief of muscle pain and stiffness, muscle spasm; the temporary increase in local blood circulation; and the temporary relaxation of muscle.

The proprietary orb of soothing near-infrared energy delivered by the SoLá Therapy Laser delivers therapeutic energy dosing to the mitochondria within the cells of the pelvic tissues.

- An increase in ATP, the main energy source for the majority of cellular functions, increases the cell's ability to fight infection, and it accelerates the healing process.
- The modulation of reactive oxygen species activates transcription factors, positively impacting cellular repair and healing.
- The release of nitric oxide (NO), a potent vasodilator, increases circulation and enhances the transport of oxygen and immune cells throughout the tissue

As of [December 31, 2020] over 2,000 treatments have been performed. Over 80% of the women felt a decrease in CPP. 80% of those women still had a decrease in CPP 6 months later and 50% said that they had minimal to no pain 6 months after their treatment.



ATP ●	An increase in ATP, the main energy source for the majority of cellular functions, increases the cell's ability to fight infection, and it accelerates the healing process
ROS ●	The modulation of ROS activates transcription factors, positively impacting cellular repair and healing
NO ●	The release of nitric oxide (NO), a potent vasodilator, increases circulation, decreases inflammation, and enhances the transport of oxygen and immune cells throughout the tissue

PHOTOBIOMODULATION

As of April of 2021 nearly 3,000 treatments have been performed. Over 80% of the women have reported a decrease in CPP, and approximately 50% of these women reported minimal to no pain.. 80% of those that completed treatment were noted to be with a persistent reduction in in CPP 6 months later.

The Platform

The SoLá Laser System includes a near-infrared dual wavelength diode laser and a proprietary vaginal probe for delivering the energy. The probe emits energy in a 360 degree spherical array that uniformly baths the pelvic muscles and organs. The patent protected method of 360 degree vaginal energy delivery makes the SoLá Therapy procedure highly reproducible from patient to patient and from provider to provider. The SoLá Therapy probe is covered by a single use, disposable, sterile wand. The proprietary wand shape (bulbous tip) facilitates radial energy transmission. The translucent body of the wand allows the display of circular markings. The clinician observes the number of exposed marks with probe fully inserted. This number is input into the touch-screen interface allowing the laser to query our proprietary dosing tables and set patient-specific dosing (power and time). Prior to our extensive research, trans-vaginal dosing was unknown. Our patent portfolio includes protection of this novel dosing.

The SoLá Laser Touch Screen collects data on every treatment to every patient. Demographic, treatment history, and symptom data is collected. The system transmits a HIPAA compliant coded limited data set to the company's server. With real-time data the company is able to review the progress of each patient, and provide a secondary analysis of real world evidence on a provider, regional, and national level. This novel data collection system allows us to improve patient selection and outcomes, provide data to third party investigators for secondary analysis and publication, and evaluate the effectiveness of our system for other pelvic maladies (e.g. Bacterial Vaginosis, Microbiome, Over Active Bladder, Vaginal Atrophy, and Sexual Dysfunction).



Market Overview and Addressable Domestic Markets

Approximately 10M women in the United States suffer from pelvic pain, treatable with SoLá Therapy. At an estimated top line rev of $1,000 per patient, the company believes that the domestic female chronic pelvic pain market may be as large as $10B. The company's primary calling point is Ob/Gyns. There are over 40,000 Ob/Gyns in the United States. The company also calls on urologists and physical therapists. This equates to over 60,000 potential HCPs. Although not included in revenue projections, the male use has already begun. The male chronic pelvic pain market is almost as large as the female market.

SoLá Therapy is a potential remedy for CPP with associated diagnoses that include endometriosis, interstitial cystitis, and pelvic floor therapy. Considering only those patients each year undergoing transvaginal physical therapy, those receiving prescription for the newest endometriosis drug, Orilissa®, and those receiving prescriptions for the only oral interstitial cystitis medication Elmiron®, 180,000 patients are immediate candidates for SoLá Therapy. The company believes that 180,000 patients equates to approximately $180,000,000 in SoLá Therapy top line revenue. Below is discussion regarding the relevant markets.
- Endometriosis Addressable Market encompasses 6-10% of reproductive age women
    - 35,000 new patients treated with Orilissa, a pill prescribed to help with endometriosis, in its first year of commercialization (2018-2019).
    - As of December 31, 2020, 16% of SoLá Therapy patients have endometriosis.
- Interstitial Cystitis ("IC") Addressable Market: 3% of all women are diagnosed with Interstitial Cystitis

- 25,000 new patients are treated with Elmiron, a prescription medicine indicated to treat bladder pain or discomfort, annually.
- Sixty percent of SoLá patients to date carry an IC diagnosis
- Pelvic Floor Physical Therapy
  - There are approximately, 120,000 physical therapist referrals for the treatment of chronic pelvic pain each year.
  - Fifty-four percent of SoLá patients have been treated with physical therapy.

To further its market reach the company is branding SoLá Pelvic Therapy directly to consumers (DTC), (patients) using conventional digital media modalities modalities such as patient focused website, a physician focused website, social media including, google ad campaigns, social media ad campaigns, email campaigns, and digital newsletter campaigns.. The company is also marketing to HCPs by way of society meetings, digital marketing, webinars, and conventional print marketing in journals. Finally, the company is working with its CSO to integrate SoLá Therapy into the standard treatment pathway for all women with pelvic pain. Dr. Lamvu, the company's CSO, is responsible for the creation of such pathways inside the VA (federal) system. She will also work with leadership in the American College of Obstetrics and Gynecology and American Urology Society for similar adoption into the standard of care pelvic pain treatment pathway. Dr. Barbara Levy, a former VP at the American College of Obstetricians and Gynecologists shall serve as a liaison. The company's goal is for SoLá Therapy to be the standard treatment pathway for women with CPP.

Principal Products and Services

The company manufactures and sells a 36 month subscription for the SoLá Pelvic Therapy Laser, a medical device for the treatment of pelvic pain. Licensed health care professionals ("HCP") purchase the subscription for $700 per month. When HCPs purchase the subscription they receive use of the company's SoLá Therapy Laser, indicia, software upgrades, and device maintenance. In addition, HCP purchase single use disposable goods such as [disposable wandsto treat each patient with the SoLá Therapy Laser. These disposable goods are sold as treatment kits at a discounted price of $500 to $700 per kit (promotional discounts). A kit contains 12 wands.

Generally, when the company sells a 36 month subscription to HCP for $700 per month, third party lenders (banks) finance the subscription agreements for the HCPs (secured by HCPs). UroShape then receives the full value of the 36 month subscription less a 6% finance fee, prior to first use of the laser system. At the end of the 36 months, the provider may renew the agreement or surrender the laser system to UroShape.

Lasers are delivered with a starter-kit of disposable goods sufficient to treat up to 8 patients. The laser system requires a Wifi connection. Failure to make a Wifi connection within 10 treatments will inactivate the laser. Each time a HCP enrolls a new patient on the user interface, the laser's software automatically charges the HCP's credit card $500-$700 (based on negotiated agreement price and promotions)) for the disposable goods needed to treat a single patient ("Patient Treatment Kit). Once the system determines that the HCP's inventory has decreased to 4 treatments kits, 4 kits are dropp-shipped to the HCP. The company has found that a typical HCP purchases 2 kits per month.

Research and Development
In its first year of commercial use, 2020, UroShape has already gathered what may be the world's largest patient reported outcome data base on the treatment of pelvic pain. Over the next three years, approximately 15% of our budget is dedicated to evidence collection. This includes randomized controlled trials in 2021 and 2022. We will also evaluate the effectiveness of SoLá Pelvic Therapy for other diagnoses such as Bacterial Vaginosis, Overactive Bladder, Vaginal atrophy, recurrent urinary tract infections, and sexual dysfunction. Many patients treated with SoLá Pelvic Therapy have described improvement in the symptoms associated with these disorders.

Employees

The company currently has 6 team members. Three are full time employees and three are part-time employee.

Ralph Zipper, the CEO, Barbara Levy, the President, Kevin Richardson, the COO, and Georgine Lamvu, the CSO, and Steve Bowers, VP of Sales are under employment agreements with UroShape.

Regulation

Food and Drug Administration [Docket No. FDA-2017-N-1129] Medical Devices; Exemptions From Premarket Notification: Class II Devices. In 2017 *The Food and Drug Administration (FDA or Agency) announced a list of class II devices that the Agency had determined no longer required premarket notification to provide reasonable assurance of safety and effectiveness".* The ILY category of devices became exempt from the premarket notification process.

The SoLá Therapy Product Category is ILY : The LTS-1500 (SoLá Laser) device emits energy in the visible and near infrared spectrum to provide topical heating for the purpose of elevating tissue temperature for a temporary relief of minor muscle and joint pain and stiffness, minor arthritis pain, or muscle spasm; the temporary increase in local blood circulation; and the temporary relaxation of muscle.

Intellectual Property

The company has obtained the following patent protection:

Publication Number	Legal Status	App Date	Issue Date	Expiry Date
US8795264	Granted	2009-07-01	2014-08-05	2032-01-25
US8574177	Granted	2011-03-09	2013-11-05	2031-12-27
US10743929	Granted	2010-01-15	2020-08-18	2032-01-25
US8882685	Granted	2008-05-27	2014-11-11	2031-12-30
US8968221	Granted	2008-04-16	2015-03-03	2031-05-17
US9358403	Granted	2014-11-10	2016-06-07	2028-05-27
US9649506	Granted	2016-06-06	2017-05-16	2028-05-27
US10238889	Granted	2015-03-02	2019-03-26	2030-05-29
CN101687100	Granted	2008-04-17	2013-07-13	2028-04-17
US20170172658A1	Examining	2017-03-08	-	TBD
WO2018164676A1	N/A	2017-03-08	-	NA
EP3592423A1	Published	2017-03-08	-	TBD
CN109069857A	Examining	2017-03-08	-	TBD
US20190125448A1	Examining	2018-10-25	-	TBD
62939080 EFID 37831762	Provisional	2019-11-22	-	TBD

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

The company does not lease any property. The company has a business address of 767 Indian River Dr, Melbourne, FL 32935 which it verified is a mailing address for the business. The company is currently without a headquarters while management works remotely.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

We are an early stage company and have not yet generated any profits.
The company was formed in 2010, however, it only began distributing its SoLa Therapy laser and accessories in 2019. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The company's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. The company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the units.

The company's financials were prepared on a "going concern" basis.
The company's financial statements were prepared on a "going concern" basis. Certain matters indicate there may be substantial doubt about the company's ability to continue as a going concern. The company sustained losses of $1,867,865 and $877,900 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $569,694 as of December 31, 2019. The company's ability to continue operations is dependent upon its ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company operates in a highly regulated industry.
We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. In addition, changes in the regulatory environment of the pain market could adversely affect the company's ability to further penetrate the pain market.

The company is reliant on one main type of product.
The company is reliant on the sales of one type of product, the SoLa Therapy laser and accessories. The company's revenues are therefore dependent upon the market for a solution to CPP. In addition, the company relies heavily on third parties such as OBGYN's and physical therapists to purchase and use the SoLa Therapy laser and accessories.

The company may face substantial competition, which may result in others discovering, developing, or commercializing products more successfully than the company does.
 In general, the CPP industry is subject to intense competition and rapid and significant technological change. Although currently, the company is the first entrant into its category, there may be many potential competitors, including major drug companies, specialized biotechnology firms, academic institutions, government agencies, and private and public research institutions. Many of these competitors have significantly greater financial and technical resources than us, and superior experience and expertise in research and development, preclinical testing, design and implementation of clinical trials, regulatory processes and approval for products, production and manufacturing, and sales and marketing of approved products. Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly if they have collaborative arrangements with larger and more

established biotechnology companies. The company will also face competition from these parties in recruiting and retaining qualified scientific and management personnel. In addition, our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors.

SoLa Therapy laser will require market acceptance to be successful. Failure to gain market acceptance would impact the company's revenues and may materially impair its ability to continue our business.

The commercial success of the company's products will depend on, among other things, their acceptance by physicians, patients, third-party payers such as health insurance companies, and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. There can be no assurance that these parties will adopt the use of our device. Market acceptance of, and demand for, any product that we may develop and commercialize will depend on many factors, both within and outside of our control. Payers may view new products or products that have only recently been launched or with limited clinical data available, as investigational, unproven, or experimental, and on that basis may deny coverage of procedures involving use of the company's products. If SoLa Therapy laser fails to gain market acceptance, the company may be unable to earn sufficient revenue to continue its business.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

If the company cannot raise sufficient funds it will not succeed.

The company is offering SAFE Notes in the amount of up to $524,000 in this offering, [and may close on any investments that are made]. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. We must prosecute and maintain our existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or our licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

Investing in Regulation CF Offerings like this offering involve significant risks not present in investments in public offerings.

Investing in Regulation CF Offerings involves a high degree of risk. Securities sold through Regulation CF Offerings are typically not publicly traded and, therefore, are less liquid. Additionally, investors may receive restricted securities that may be subject to holding period requirements. Companies seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in Regulation CF Offerings requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

SAFE Notes are inherently risky like convertible notes but less favorable for the investor. A SAFE Note ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a SAFE Note is not a debt instrument. A SAFE Note is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the SAFE Note.
- Debt instruments have maturity dates. SAFE Notes (including the one in this offering) do not.
- Debt instruments have interest rates. SAFE Notes (including the one in this offering) do not.

Despite their name implying otherwise, SAFE Notes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while SAFE Notes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions and cannot be resold in the United States except pursuant to a valid exemption from the Securities Act. It is not currently contemplated that registration under the Securities Act or other state securities laws will be effected. Limitations on the transfer of the SAFE Notes may also adversely affect the availability or price that you might be able to obtain for the SAFE Notes in a private sale exempt from the registration requirements of the Securities Act.

Under the terms of the SAFE Notes, the company has exerted control over every transfer or sale of the SAFE Notes. Purchasers should be aware of the long-term nature of their investment in the company. Each purchaser in this offering will be required to represent that it is purchasing the SAFE Notes for its own account, for investment purposes and not with a view to resale or distribution thereof.

The SAFE Notes will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale. The company may repurchase the SAFE Notes upon a liquidation event or sale of the company as provided in this SAFE Note. Although the SAFE Notes may become tradeable under federal securities law, company corporate documents and state securities regulations may prevent a purchaser from realizing any return on investment for an extended period of time. Each purchaser should consult with his or her attorney and read the SAFE Note Instrument provided as part of the documentation of this offering.

Neither the offering nor the SAFE Notes have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the company. No governmental agency has reviewed or passed upon this offering, the company or any securities of the company. The company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The SAFE Notes will be effectively subordinate to any of the company's debt that is secured.
The company is not restricted from incurring additional debt or other liabilities. If the company incurs additional debt or liabilities, your SAFE Notes may be subordinate to the payment of principal or interest on such other future debt. The company expects that it will from time to time incur additional debt and other liabilities. In addition, the company is not restricted from paying dividends or issuing or repurchasing its equity interests.

The standard Y Combinator SAFE instrument has been significantly modified.
The standard Y Combinator SAFE Note has been significantly modified to comport with Regulation Crowdfunding. In addition, the company has made material changes to the SAFE Note. Please review the SAFE Note in detail.

The provisions of the SAFE Notes relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the SAFE Notes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the SAFE Notes will not permit the holders of the SAFE Notes to require us to repay the obligations the SAFE Notes in the event of a takeover, recapitalization or similar transaction. See also "Description of the Securities in this Offering – The SAFE Notes," below.

It is unclear how the SAFE Note would be interpreted by a court if the company were forced into litigation.
The company is using SAFE Notes in this offering. SAFE Notes are designed to offer equity in the company at a future date when specified conditions. It is unclear how a court or arbitrator would interpret the provisions of the SAFE Note, including in relation to the company's organization as a limited liability company. Should the company be forced to litigate the terms of the SAFE Note, it is possible that a court would not interpret the note as the company does, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated, or for unspecified working capital, as deemed to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the units and investor demand for the units generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition.

The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the securities being offered and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the company's securities generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ralph Zipper	CEO	January 2010 until Present	Full -Time
Barabara Levy	PRESIDENT	March 2021 until Present	Full-Time
Kevin Richardson	COO	September 2018 until Present	Full -Time
Georgine Lamvu	CSO	December 2020 until Present	20 hrs/ wk
Charles Butrick	CMO	September 2018 until Present	1-5 hrs/wk
Directors:			
Sean Wang	COB	January 2010 until Present	2 hrs/wk
Brian Pryor	Director	January 2010 until Present	NA
Ji Li	Director	November 2016 until Present	NA
Ralph Zipper	Director	January 2010 until Present	NA
Kevin Richardson	Director	November 2019 until Present	NA
Significant Employees:			
Tom Hill	National Sales Manager	August 2018 until Present	1099
Steve Bowers	National Sales Manager	December 2019 until Present	1099

Ralph Zipper: Chief Executive Officer
Ralph Zipper, MD, FPMRS, has been the CEO of the company since January, 2010. Ralph has over 22 years of experience in both the clinical and medical device sides of pelvic medicine. Ralph has taken multiple products from conception to commercialization. His scope of experience includes IP development, product development, labeling, regulatory affairs, evidence generation, and DTC marketing. Ralph is fellowship trained in gynecology and obstetrics at the Johns Hopkins Hospital. He is a trained over 1,000 surgeons and hundreds of sales representatives.

Barbara Levy: President
Barbara Levy, MD, FACOG, FACS remains one of the most influential people in women's healthcare. Dr. Levy served as the Vice President for Health Policy at the American College of Obstetricians and Gynecologists (AGOG) from 2012 to 2019. During her tenure she built her team's headcount to 50 persons. Dr. Levy served two terms as chair of the American Medical Association Resource Based Relative Value Scale Update Committee (RUC) and currently sits on the AMA CPT editorial panel. Dr. Levy was also the first female president of the American Association of Gynecologic Laparoscopists (AAGL), a society with over 8,000 members worldwide.

Kevin Richardson: Chief Operating Officer & President
Kevin Richardson MBA has been in this role with the company since June 2018. With over 20 years of global commercial and operational leadership experience in healthcare technology. Kevin is the former CEO of the Americas for Sirtex Medical, from 2010 to 2017 where he grew North American sales from a stagnant $30 MM to over $140 MM. Kevin has extensive medical device experience with companies such as Boston Scientific and St. Jude Medical. He has a masters' degree in Finance from the University of Texas at Arlington.

Georgine Lamvu: Chief Scientific Officer
Georgine Lamvu, MD, MPH has been in the role of CSO since December 2020. Georgine received her Master's of Public Health in epidemiology and completed a fellowship in Advanced Laparoscopy and Pelvic Pain at UNC. Dr.

Lamvu served as a fellow scholar in the NIH T-32 Training in Epidemiology and Clinical Trials Program. She is a Professor in Obstetrics and Gynecology at the UCF since 2016 and Director of the Fellowship in Advanced Minimally Invasive Surgery at the Orlando VA Medical Center. Dr Lamvu is Chairwoman of the International Pelvic Pain Society.

Charles Butrick: Chief Medical Officer
Charles Butrick, MD FPRMS has served in this role since September 2018 He is a former president of the International Pelvic Pain Society and a former President of the International Society of Pelvic Neuromodulation. Dr Butrick is one of the most recognized and enjoyed key opinion leaders in the areas of Chronic Pelvic Pain and Pelvic Medicine. Charles is the author of multiple publications and keynote presentation on chronic pelvic pain.

Sean Wang: Chair of Board

Sean is an "accomplished" entrepreneur who has founded, and co-founded more than a dozen high-tech companies over the past ten years in the field of optics, lasers, bio-photonics, and medical device. He is the founder and chairman of B&W TEK, a leading photonic instrument company producing analytical instrumentation, medical systems, and lasers. He is also co-founder and chairman of LiteCure, a medical device company. Litecure was acquired by DJO global in 2021 He serves on the boards of several other privately held companies.

The table below shoes the compensation paid to the company's three highest paid directors and executive officers for the fiscal year ended December 21, 2020.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ralph Zipper	CEO	$246,000	--	$246,000
Kevin Richardson	COO	$216,000	--	$216,000
Georgine Lamvu	CSO	$50,000	--	$4,166

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Capitalization

As of April 31, 2021, the Company has 26,372 Common Units and 3,030 P Units outstanding.

Ownership

The following table shows who owns more than 20% of company's equity securities as of April 31, 2021:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ralph Zipper	6,000 Common Units	22.75
Sean Wang	6,109 Common Units	23.16
Brian Pryor	6,109 Common Units	23.16

Pursuant to the Equity Incentive Plan dated December 8th, 2020 COO, Kevin Richardson, has the ability to earn up to a maximum of 2,416 P Units, Barbara Levy, President has the ability to earn a maximum of 491 P Units, and Georgine Lamvu, CSO, has the ability to earn a maximum of 123 P Units.

The indebtedness of the Company

We had outstanding convertible notes of $800,000, which were issued to individuals and partnership in the aggregate principal amount of $800,000. On May 13th, 2021, these promissory notes were converted into the 1,809 shares of company's Common Units.

The Company's Authorized Securities

The company has authorized up to 100,000 units of Common Units. For this offering, the company is issuing SAFE Notes, which will convert into the Common Units of the company upon a conversion event.

 USE OF PROCEEDS

We anticipate using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $250,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Cost of Goods Sold	23%	23%
Sales, General and Administrative	49%	49%
Pathway to Reimbursement and Clinical Evidence Generation (CPT application process with AMA, Patient Advocacy Program to submit insurance claims, clinical trials, reimbursement consultants)	19%	19%
Research and Development	4%	4%
Liabilities	5%	5%

The company has discretion to alter the use of proceeds as set forth above.

FINANCIAL DISCUSSION

Financial statements

The company's financial statements for the fiscal years ended December 31, 2020 and 2019 have been reviewed by Tarkin CPA PC.

Operating Results

As of the date of this Offering Circular, we have not made any profits and are still a "development stage company."

The company's net losses for the fiscal year ended December 31, 2020 (FYE 2020), were $1,395,501 compared to $1,870,137 for fiscal year end December 31, 2019 (FYE 2019).

[The increase in expenses during 2019 reflects the company's investment in growth. Specifically, there was an increase in wages $587,825 FYE 2019 compared to $293,560 FYE 2018, and an increase in marketing efforts $263,675 FYE 2019 compared to $69,137 FYE 2018, due to the launch of SoLa Therapy laser.

Liquidity and Capital Resources

As of December 31, 2020, the company held $118,050 in cash and cash equivalents compared to $249,032.

During the period from January 2021 through April 1, 2021, we sold a total of $173,000 (before offering expenses) of our SAFE Notes through Dalmore Group in its Regulation CF offering described in the previously filed Form C, dated January 22, 2021.

In November 2019, the company conducted a Regulation D offering of convertible promissory notes, concurrent with its prior offering of Regulation CF offering of SAFE Notes. Under the Regulation D offering, the company sold to investors a convertible promissory note bearing 12% annual interest, with a maturity date of January 1, 2021, for consideration of a conversion price equal to the lowest per share purchase price of equity securities offered after the date of the signed note agreement less a 20% discount. These convertible promissory notes are currently past due.

This promissory note converts into the company's Common Units at any time on or after the Maturity Date, at the election of the holder. See also, below, "Recent Offerings of Securities."

The Company must raise additional capital in order to maintain its viability and execute its business plan. The company's current burn rate is approximately $100,000 per month. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations and Milestones

 We have established the following milestones in our plan of operations:

- Currently the company is growing.
- The company plans to continue growth throughout the Regulation CF campaign and concurrent Regulation D. If these campaigns do not raise the necessary funds the company will assess whether a Regulation A offering, debt financing or the support of seed investors is the most efficient means of raising additional funds.
- Increase sales force to 5 sales representatives by Q2 2022.
- Place 50-60 SoLá Therapy Laser's into the "field" by Q2 2022.
- Increase monthly revenue to more than $200,000 with 12 months of $5M raise milestone.
- Collect data on over 500 female patients and complete over 5,000 female treatments by Q2 2022.
- Collect data on over 100 male patients and over 1,000 male treatments by Q2 2022

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain. To help compensate for these impacts on the business, the company signed a Paycheck Protection Program ("PPP") Promissory Note with a bank and on May 4, 2020 and received $64,217. The PPP is part of the United States federal government's CARES Act, designed to assist small businesses in paying employee wages and other critical expenses. This note is interest free for six months from the date of funding, followed by 17 consecutive monthly payments of principal and interest at 1% per annum, with the principal component of each such payment based upon the level amortization of principal over a 2 year period from the date of the loan, and a final payment equal to the balance of unpaid principal plus accrued and unpaid interest, due 24 months after the date of the loan. The loan provides forgiveness if the proceeds are used for payroll, utilities, rent and lease payments over the 8 week period after the date of the loan, with a limit of 25% for use on non-payroll expenses. The company anticipates that the vast majority of the loan will be forgiven.

The company believes that COVID-19 has increased the trend of Physicians inquiring about revenue streams outside of the operating room and therefore bringing additional revenue into their offices. The company believes that this trend is favorable for the company. In addition, there much interest by the FDA for device companies to generate real world evidence and not rely on non-generalizable clinical trials. The company's laser collects real world evidence on every patient at every treatment. Uroshape is the first company in the gynecological market to include such technology inside the user interface.

RELATED PARTY TRANSACTIONS

- Ralph Zipper is the sole owner of Ralph Zipper, MD PA. (Medical Expert Witness Services).

- On September 30, 2019 three board members made loans to the company totally $150,000. These promissory notes have a 12% interest rate and becomes due after the company has raised $2,000,000.00 in equity financing.

- On April 7, 2021, the CEO, Ralph Zipper made a loan to the company of $25,000. This promissory notes have a 12% interest rate and become due after the company has raised $2,000,000.00 in equity financing.

RECENT OFFERINGS OF SECURITIES

The company has made the following issuances of securities within the last three years:

- On September 30, 2019 three board members made loans to the company totally $150,000. These promissory notes have a 12% interest rate and become due after the company has raised $2,000,000.00 in equity financing.
- On April 7, 2021, the CEO, Ralph Zipper made a loan to the company of $25,000. This promissory note has a 12% interest rate and become due after the company has raised $2,000,000.00 in equity financing.
- In November 2019, the company conducted a Regulation D offering of subordinated convertible notes, which were issued to individuals and partnership in the aggregate principal amount of $800,000 These notes have an interest rate of 12% per annum and are due on January 21, and were issued for consideration of a conversion price equal to the lowest per share purchase price of equity securities offered after the date of the signed note agreement less a 20% discount. On May 13th, 2021, these promissory notes were converted into the 1,809 shares of company's Common Units.
- In February of 2021, the company launched a Regulation CF offering that raised $173,000. The investors invested in Crowd SAFE securities in the offering. The crowd SAFE securities convert to Common Units at time of the next equity financing with a valuation cap of $19.5 million.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The SAFE Notes

The company is offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFE Note provides Investors the right to convert their SAFE Note into the Common Units of the company, at the company's discretion, when and if the company makes an equity offering that involves its Common Units ("Equity Financing"). The terms of the Common Units are outlined below. In the event that the company does not undertake an offering of its Common Units, the SAFE Note may convert to Common Units in the company in the event of a change of control of the company (such as an acquisition of the company) or an initial public offering ("IPO") of the company's securities that is registered with the Securities and Exchange Commission. In the event the company does not make a Common Units offering, register an IPO or get acquired by another company, the SAFE Note may fail to provide any return on investment.

Terms of the SAFE Notes

The terms of the SAFE Note provide for, at the company's discretionary decision, a conversion into Common Units in the event the company undertakes a future Equity Financing involving the offer and sale of Common Units. Included in the SAFE Note are certain defined terms that are important to your understanding of the operation of the SAFE Note. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE Note itself.

- "Purchase Amount" – means the amount invested by each investor in this offering.
- "Discount Rate" – means the percentage at which the per share price of a future Common Interest financing will be multiplied by to determine the per share price for holders of SAFE Notes.
- "Valuation Cap" – means the applied value of the capital stock of the company when determining the per share price for holders of SAFE Notes in the event of a future Common Units financing.

Procedure for Conversion to Common Units

Investors will receive a number of Common Units calculated using the method that results in the greater number of Common Units:

(i) the Purchase Amount, divided by the price of Common Units issued to new Investors multiplied by the Discount Rate of:
- 5% for investments up to $999 of SAFE Notes
- 10% for investments between $1,000 -- $9,999 of SAFE Notes
- 12% for investments between $10,000 -- $14,999 of SAFE Notes
- 15% for investments between $15,000 or more of SAFE Notes

or

(ii) if the valuation for the company is more than the "Valuation Cap", the amount invested by the Investor divided by the quotient of (a) the Valuation Cap divided by (b) the total number of authorized and issues units of the company's capital stock at that time on a fully diluted basis.

The Discount Rate of the company's SAFE Notes is scaled based on the amount invested by any particular investor. Investments between $1000 and $9,999 will have a discount of 10%; investments between $10,000 and $14,999 will have a discount of 12%; and investments of $15,000 or greater will have a discount rate of 15

Calculation of the Capitalization

For purposes of conversion method (ii) above, the company's capitalization will be measured on a fully diluted basis. This means that the capitalization shall be the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding units of Common Units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Common Units, but excluding (i) the issuance of all units of Common Units reserved and available for future issuance under any of the company's existing equity incentive plans, (ii) convertible promissory notes issued by the company, (iii) any SAFE Notes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFE Notes.

Cash or Conversion upon Liquidity Event

If there is a Liquidity Event (an IPO or change of control of the company) before the termination of this SAFE and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the company a number of units of Common Units equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In this case, the Purchase Amount will be due and payable by the company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFE Notes (collectively, the "**Cash-Out Investors**") in full, then all of the company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If there is a Liquidity Event (IPO or change of control of the company) after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the company a number of units of the Common Units of the company equal to the Purchase Amount divided by the Equity Financing Price, if the Investor fails to select the cash option. Units of Common Units granted in connection therewith shall have the same liquidation rights and preferences as the units of capital stock issued in connection with the company's most recent Equity Financing.

In the event of a Liquidity Event, the company's capitalization will be, as of immediately prior to the Liquidity Event, the number of units of the company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Units reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFE Notes; and (iii) convertible promissory notes. Investors should note this is different than the calculation of the number of outstanding units for the conversion to Common Units.

Right to Distribution upon Dissolution

If there is a Dissolution Event before this instrument terminates because there was an Equity Financing or Liquidity Event (see above), subject to the preferences applicable to any series of Preferred Stock, the company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Units as determined in good faith by the company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the company at the same priority as holders of Common Units upon a Dissolution Event and (iii) and all holders of Common Units. In this case, Investors may not recoup part or all of their investment from the company.

A Dissolution Event will be deemed to occur if the company voluntarily terminates its operations, if there is a general assignment for the benefit of the company's creditors, if the company voluntarily or involuntarily seeks relief under Title 11 of the United States Code (the "Bankruptcy Code"), or upon any other liquidation, dissolution or winding up of the company (excluding a Liquidity Event), whether voluntary or involuntary.

Voting Rights

There are no voting rights associated with the SAFE Notes. In the event of a conversion to Common Units, Investors will receive a class of Common Units with voting rights.

Common Units

Distribution Rights

Holders of Common Units are entitled to receive distributions, if any, as may be declared from time to time by the board of directors out of legally available funds. Distributions will be made to first cover any tax obligation of Common Units holders and Profit Interests holders (if any), and then to Common Units holders up to their capital contribution. If there are any remaining funds, the company will then make pro rata distributions to Common Interest holders and Profit Interest holders; however, the Profit Interest holders will only receive distributions, once a threshold amount has been met, as determined by applicable Series P Unit (Profits Interest) Award Agreement for each Profit Interest holder. The company does not anticipate paying any cash distribution after this offering or in the foreseeable future.

Voting Rights

Holders of the company's Common Units are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Units will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of Common Units will be entitled to share in the net assets legally available for distribution to Common Interest holders after the payment of all the company's debts and other liabilities. Distributions will be made first to applicable holders of Common Units as a tax distribution and then second to Common Interest holders in the proportion to their unreturned capital contributions. Finally, the remaining net capital proceeds shall be distributed among Common Interest holders pro rata.

Drag Along Rights

In the event holders of 50% or more of the Common Units (the "Dragging Member") receive an offer from an unrelated non-affiliated third party to purchase or exchange 50% or more of the Common Units then outstanding, then if requested by the Dragging Member, then all other holders (the "Dragged Along Members") agree to be bound by the Dragging Members decision.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Units are subject to and may be adversely affected by, the rights of the holders of units of any series of the company's Profit Interests and any additional classes of Profit Interests that the company may designate in the future.

Profit Interests

If a distribution has been declared by the board of directors out of legally available funds, holders of Profit Interests may be entitled to receive distributions, as determined by and subject to the terms of the applicable Series P Unit (Profits Interest) Award Agreement. The company does not anticipate paying any cash distribution after this offering or in the foreseeable future.

Voting Rights

Holders of the company's Profit Interests are not entitled to vote.

What it Means to be a Minority Holder

As an investor in SAFE Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

We have selected KoreConX, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.

If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes or SAFE securities into units. Typically, the terms of convertible notes and SAFE securities issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes or Safe securities get to convert their notes or SAFE securities into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes and SAFE securities may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes and SAFE securities get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes or SAFE securities will dilute existing equity holders, and even more than the new investors do, because they get more units for their money. Investors should pay careful attention to the aggregate total amount of convertible notes and SAFE securities that the company has issued (and may issue in the future, and the terms of those notes and SAFE securities.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the company will be selling SAFE Notes which include either a discount to the per share price in a future offering of securities of the company, or a valuation cap, which benefits investors in this offering if the future valuation of the company at the time of conversion of the SAFE Notes exceeds the valuation cap.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at https://www.solatherapy.com/.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering
- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to:
  - A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Investor Limitations
Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or Net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached reviewed financial statements are true and complete in all material respects.

/s/ Ralph Zipper
_____
(Signature)

Ralph Zipper
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ralph Zipper
_____
(Signature)

Ralph Zipper
(Name)

Chief Executive Officer, Director
(Title)

May 19, 2021
_____
(Date)

/s/ Kevin Richardson
_____
(Signature)

Kevin Richardson
(Name)

Chief Operating Officer, Director
(Title)

May 19, 2021
_____
(Date)

/s/ Sean Wang
_____
(Signature)

Sean Wang
(Name)

Board Chair
(Title)

May 19, 2021
_____
(Date)

I, Ralph Zipper, being the CEO and President of Uroshape, LLC, a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying reviewed financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the fiscal years ended December 31, 2019 and December 31, 2020, and the related notes to said reviewed financial statements (collectively, the "Reviewed Financial Statement"), are true and complete in all material respects; and

(ii)   the tax return information included in this Form C reflects accurately the information reported in such tax return.

/s/ Ralph Zipper
_____
(Signature)

Ralph Zipper
(Name)

Chief Executive Officer
(Title)

May 19, 2021
_____
(Date)

Exhibit A   Reviewed Financial Statements
Exhibit B   Offering Page
Exhibit C   Form of SAFE Note
Exhibit D   Pitch Deck

<u>Exhibit A</u>

REVIEWED FINANCIAL STATEMENTS

See attached

Uroshape, LLC

**Financial Statements with
Independent Accountant's Review Report**

Years Ended December 31, 2020 and 2019

Uroshape, LLC
Table of Contents
December 31, 2020 and 2019

| | Page |
| **FINANCIAL STATEMENTS** | |

TARKIN CPA PC

55 Watermill Lane, Suite 400
Great Neck NY 11021
TEL (516) 997 -6262
FAX (516) 977-3111

Independent Accountant's Review Report

To the Management of
Uroshape LLC

We have reviewed the accompanying financial statements of Uroshape, LLC, which comprise the balance sheet as of December 31, 2020 & 2019, and the related statements of earnings (losses), statements of changes in members' equity (deficit) and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our
conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tarkin CPA PC

Great Neck, NY
April 28, 2021


Uroshape, LLC
Balance Sheets


December 31,		2020		2019
Assets				
Current assets				
Cash and cash equivalents	$	**118,050**	$	249,032
Accounts receivable		**3,239**		-
Inventories		**63,280**		34,440
Supplier deposits		**8,500**		-
Prepaid expenses		**5,626**		4,964
Note receivable		**12,000**		-
Total current assets		**210,695**		288,436
Noncurrent assets				
Property and equipment, net		**277,209**		281,258
Note receivable		**36,000**		-
Total noncurrent assets		**313,209**		281,258
Total assets	$	**523,904**	$	569,694
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	**318,096**	$	337,482
Accrued expenses		**717,985**		139,981
Due to member		**2,000**		2,000
Current maturities of long-term debt		**1,338,280**		173,124
Total current liabilities		**2,376,361**		652,587
Long-term liabilities				
Long-term debt, less current maturities		**16,506**		390,569
Total long-term liabilities		**16,506**		390,569
Total liabilities		**2,392,867**		1,043,156
Members' deficit		**(1,868,963)**		(473,462)
Total liabilities and members' deficit	$	**523,904**	$	569,694

Uroshape, LLC
Statements of Earnings (Losses)

For the years ended December 31,		**2020**		2019
Lease revenue	**$**	**228,132**	$	17,697
Sales revenue		**50,000**		-
Cost of goods sold		**41,192**		6,880
Gross profit		**236,940**		10,817
Operating expenses				
Salaries and wages		**706,474**		587,825
Selling expenses		**33,527**		17,740
Marketing expenses		**153,879**		263,675
Professional services		**322,436**		690,839
Travel expenses		**71,579**		117,425
Health care expenses		**32,676**		84,097
Licenses and fees		**136,328**		61,197
Equipment expense		**66**		583
Miscellaneous expenses		**18,221**		19,990
Depreciation expense		**37,931**		24,494
Total operating expenses		**1,513,117**		1,867,865
Operating loss		**(1,276,177)**		(1,857,048)
Other income (expense)				
Interest expense		**(117,065)**		(13,089)
Other expense		**(2,259)**		-
Total other income (expense)		**(119,324)**		(13,089)
Net loss	**$**	**(1,395,501)**	$	(1,870,137)

Uroshape, LLC
Statements of Changes in Members' Equity (Deficit)

For the years ended December 31, 2020 and 2019

		Members' Equity (Deficit)
Balance at December 31, 2018	$	646,675
Member contributions		750,000
Net loss		(1,870,137)
Balance at December 31, 2019		**(473,462)**
Net loss		**(1,395,501)**
Balance at December 31, 2020	**$**	**(1,868,963)**

Uroshape, LLC
Statements of Cash Flows

For the years ended December 31,	**2020**	2019
Operating Activities		
Net loss	**$ (1,395,501)**	$ (1,870,137)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	**37,931**	24,494
(Increase) decrease in assets and increase (decrease) in liabilities:		
Inventories	**(18,408)**	(34,440)
Prepaid expenses	**(662)**	(4,964)
Accounts payable	**(19,386)**	330,678
Accrued expenses	**578,004**	139,981
Accounts receivable	**(3,239)**	-
Note receivable	**(48,000)**	-
Supplier deposits	**(8,500)**	-
Net cash used in operating activities	**(877,761)**	(1,414,388)
Investing Activities		
Purchases of equipment	**(44,314)**	(214,119)
Net cash used in investing activities	**(44,314)**	(214,119)
Financing Activities		
Proceeds from notes payable	**814,217**	477,779
Payments made on notes payable	**(23,124)**	-
Member contributions	**-**	750,000
Net cash provided by financing activities	**791,093**	1,227,779
Net decrease in cash and cash equivalents	**(130,982)**	(400,728)
Cash and cash equivalents at beginning of year	**249,032**	649,760
Cash and cash equivalents at end of year	**$ 118,050**	$ 249,032

For the years ended December 31,	**2020**	2019
Supplemental Schedule for Certain Cash Flow Information		
Interest paid	**$ (9,451)**	$ (3,024)

Noncash Investing and Financing Transaction

Moved $10,432 net book value of equipment to inventory for sale.

See independent accountant's review report and notes to the financial statements
- 5 -

Note 1: DESCRIPTION OF THE BUSINESS

UroShape, LLC (the "Company") is a medical device company formed in January 2010 that manufactures and commercializes its SoLá Therapy laser and accessories. SoLá Therapy is a proprietary, patent protected, photobiomodulation method and class four near infrared laser designed for the treatment pelvic muscle spasm and related pain. SoLá Therapy began commercial use in the summer of 2019 and is presently being used by both world leaders in the field of pelvic pain and general gynecologists.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) provides authoritative guidance regarding U.S. GAAP through the Accounting Standards Codification (ASC) and related Accounting Standards Updates (ASUs).

Use of Estimates

The preparation of U.S GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near term are related to the valuation of inventory, and useful lives of property and equipment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits at financial institutions.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The Company does not charge interest on outstanding receivable balances and believes all amounts are fully collectible.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value, with the cost determined using the first-in, first-out (FIFO) basis.

Inventories at December 31, 2020 and 2019 consisted of:

	2020	2019
Finished goods	$ 63,280	$ 34,440

Prepaid expenses

Certain payments to vendors reflect costs applicable to future accounting periods and are recorded as prepaid expenses. These amounts are recognized as expenses in the period in which the Company receives those benefits.

Property, and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is recognized over their estimated useful lives using the straight-line method. Depreciation expense for the years ended December 31, 2020 and 2019 amounted to $37,931 and $24,494, respectively.

The components of property and equipment at December 31, 2020 and 2019 are as follows:

	Estimated Useful Lives (in years)	2020	2019
Computers and software	3	$ 25,783	$ 25,783
Medical equipment	10	329,373	296,139
		355,156	321,922
Less accumulated depreciation		(77,947)	(40,664)
Total		$ 277,209	$ 281,258

Lease Revenue

Lease revenue for the year ended December 31, 2020 consisted entirely of proceeds from the leasing of medical equipment to lessees. Lease revenue is recognized when billed to the lessee under the terms of the contract.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease Revenue (continued)

Prior to June 25, 2020, the company's method for recognizing lease revenue was based on patient usage. Beginning on June 25, 2020 the company began recognizing lease revenue with a method that is no longer tied to usage of the equipment. The Company now offers a three year rental type agreement with a monthly fixed, fair market value, fee for the use of the equipment, software, maintenance of equipment and replenishment of time sensitive components and separately charges the customer for its single use disposable accessories. The Company will charge sales tax on the usage agreement and sales tax on single use disposable accessories, which will be excluded from future revenues.

Sales Revenue

Sales revenue is from the sale of equipment inventory and is recognized at a point in time upon delivery of the equipment to the customer.

Income Taxes

The Company and its members have elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes for their respective shares of the Company's taxable income. When applicable, the Company recognizes interest related to income taxes in interest expense and penalties in operating expenses. For the years ended December 31, 2020 and 2019, the Company had no interest or penalties related to income taxes.

Tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax position is recorded. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest

Interest costs are charged to expense as incurred.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense totaled approximately $47,500 and $22,489 for the years ended December 31, 2020 and 2019, respectively.

Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, April 28, 2021 and determined there were no events that occurred that required disclosure.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU and its amendments supersedes the leasing guidance in Topic 840, entitled Leases. Under the guidance, lessees are required to recognize lease assets and lease liabilities on the statement of financial position for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of activities. For nonpublic entities, the standard is now effective for fiscal years beginning after December 15, 2020, as a delay in adoption was recently approved. Early adoption is permitted. The Company is currently evaluating the impact of the guidance on its financial statements.

Note 3: GOING CONCERN

The Company began operations in 2010 as a developer of proprietary laser treatment products. The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the year ended December 31, 2020, the Company had a net loss of approximately $1.4 million, negative cash flow from operations of approximately $782 thousand, and current liabilities exceed current assets by approximately $2.1 million. The Company believes it has sufficient cash and available member contributions to operate over the next 12 months. However, additional funding will be necessary to complete its production and marketing program.

Note 3: GOING CONCERN (continued)

To date, the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can obtain financing to complete manufacturing and marketing to create a sufficient base of leased assets to begin generating positive net income. In the future, these uncertainties may cast doubt upon the Company's ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. This need may be adversely affected by uncertain market conditions, approval by regulatory bodies, and adverse results from clinicians using the equipment. To address its financing requirements, the Company will seek financing through debt and equity financings and additional member contributions. The outcome of these matters cannot be predicted at this time.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banking institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, account balances may exceed federally insured limits. The amount of credit exposure in excess of federally-insured limits was $0 and $25,945 at December 31, 2020 and 2019, respectively.

Note 5: NOTE RECEIVABLE

In 2020, the Company sold a machine to perform laser treatments that they would normally lease, to a government customer in exchange for a $50,000 note receivable. The Company issued the customer a $50,000 noninterest bearing note to pay for the machine and the customer is to pay on the note as they perform treatments at a rate of $500 per a patient, for the first 100 patients. The Company management estimates that 24 patient treatments will be performed in fiscal year 2021, therefore $12,000 has been shown as a current receivable and the rest as noncurrent. The customer performed four treatments and paid $2,000 against the note during 2020.

Note 6: ACCRUED EXPENSES

Accrued expenses at December 31, 2020 and 2019 consists of the following:

December 31,	2020	2019
Sales tax payable	$ 1,272	$ 1,553
Accrued payroll	459,834	114,000
Accrued payroll liabilities	20,372	5,373
Other accrued expenses	112,090	8,990
Accrued interest payable	117,679	10,065
Insurance funding payable	2,738	-
Cash advances	4,000	-
Total accrued expenses	$ 717,985	$ 139,981

Note 7: LONG-TERM DEBT

Long-term debt at December 31, 2020 and 2019 consists of the following:

	2020	2019
Equipment finance agreement entered into on June 16, 2017 with a financial institution for the purchase of equipment. Principal amount of $107,803 with interest accruing at 3.9% per annum. Interest and principal payments due monthly of $99 for the first six months and $2,104 for the remaining sixty months through November 16, 2022. The note is secured by the equipment.	$ 40,569	$ 63,693
Notes payable to individuals. Aggregate principal amount of $150,000 entered into on September 30, 2019, $50,000 entered into April of 2020, $100,000 entered into June 2020, $200,000 entered into July 2020, $100,000 entered into in October 2020, $100,000 entered into in November 2020 and $100,000 entered into in December 2020 with interest accruing at 12% per annum, balance due including accrued unpaid interest within one year of issuance, or upon $2M being raised in equity funding, whichever comes first. The notes are secured by the tangible and intangible assets of the Company. Accrued interest totals $54,118 on these loans. (See Note 6)	800,000	150,000
Subordinated convertible notes payable to individuals and partnerships, aggregate principal of $200,000 issued in November, $150,000 issued in December 2019, and $100,000 issued in January 2020 (the "12% Subordinate Notes") interest accruing at 12% per annum, balance due including accrued unpaid interest on January 21, 2021. (1) (2) Accrued interest totals $63,561 on these loans. (See Note 6)	450,000	350,000
Note payable to a bank in conjunction with the Payroll Protection Program. (See Note 11)	64,217	-
	1,354,786	563,693
Less current maturities	(1,338,280)	(173,124)
Total	$ 16,506	$ 390,569

Note 7: LONG-TERM DEBT (continued)

(1) The 12% Subordinate Notes include attached warrants, which allow the holder to purchase units of the Company equal to one half of the amount of the principal of the 12% Subordinate Notes divided by the price of the equities securities issued in a qualified financing, as set forth in the purchase agreement. The warrants have an exercise period of three years from the date of the closing of a qualified financing, as set forth in the purchase agreement. The warrants are extinguished in the event of a sale of the Company prior to the qualified financing.

(2) The 12% Subordinate Notes are redeemable by the Company, as defined in the purchase agreement, upon the maturity of the notes, a change in control, or the sale of equity securities by the Company which generate net proceeds of more than $2,000,000. If the notes are redeemed at the maturity date, the redemption is equal to 100% of the note value plus accrued and unpaid interest divided by the conversion price as set forth in the purchase agreement. If the notes are redeemed upon a corporate transaction conversion, as defined in the purchase agreement, the redemption price is 150% of the note value plus accrued unpaid interest. If the notes are redeemed due to the sale of equity securities, the notes are redeemed at a price equal to the conversion price as set forth in the purchase agreement.

Maturities of long-term indebtedness subsequent to December 31, 2020, are as follows:

Year ending December 31,	
2021	$ 1,338,280
2022	16,506
Total	$ 1,354,786

Contingencies

From time to time, the Company may have asserted and unasserted claims arising in the normal course of business. The Company does not expect losses, if any, arising from these asserted and unasserted claims to have a material effect on the financial statements.

Note 8: LEASE REVENUE

During 2020 and 2019, the Company's revenue was derived from an operating equipment leasing arrangement whereby the Company provides the equipment to the lessor and charges a lease fee based on the usage of the equipment by the lessee to a patient. The Company recognizes the lease revenue when the lessee registers a new patient for treatment in the machine. The Company charges sales tax on the lease agreement, and the sales tax is excluded from the lease revenue.

The lease agreements are one year in length, expiring in 2020 with an optional two year renewal term. The lease contains no minimum payment requirements, and payment is only due when a patient is registered to begin treatment.

Note 8: LEASE REVENUE (continued)

There are no minimum lease payments required under the leases and contingent rental payments for 2020 are based on usage and cannot be reasonably estimated.

As of 2020, the Company now offers a three year rental type agreement with a monthly fixed, fair market value, fee for the use of the equipment, software, maintenance of equipment and replenishment of time sensitive components and recognizes the revenue over time. The Company separately charges the customer for its single use disposable accessories and recognizes revenue at the point in time the goods are provided. The Company will charge sales tax on the usage agreement and sales tax on single use disposable accessories, which is excluded from revenues.

The following is a summary of property on lease at December 31, 2020 and 2019.

	2020	2019
Laser equipment	$ 221,570	$ 99,711
Less: accumulated depreciation	(18,464)	(11,079)
Total equipment on lease	$ 203,106	$ 88,632

Note 9: CONCENTRATIONS

Leases with several clinical facilities represent approximately 97% and 82% of total lease revenue for the years ended December 31, 2020 and 2019, respectively. Lease revenue from these clinical facilities and related accounts receivable at December 31, 2020 are as follows:

	2020				2019			
	Lease Revenue		Accounts Receivable		Lease Revenue		Accounts Receivable	
Customer A	$ 37,082	16%	*	*	$ 4,706	27%	*	*
Customer B	*	*	*	*	4,556	26%	*	*
Customer C	*	*	*	*	4,268	24%	*	*
Customer D	37,783	17%	*	*	3,695	21%	*	*
Customer E	71,273	31%	*	*	*	*	*	*
Customer F	48,947	21%	*	*	*	*	*	*
Customer G	32,827	14%	*	*	*	*	*	*

* revenue or accounts receivable balance did not exceed 10% of the respective total

Note 9: CONCENTRATIONS (continued)

The following table summarizes expenses and related accounts payable greater than 10% for the years ended December 31, 2020 and 2019.

	2020				2019			
	Expenses		Accounts Payable		Expenses		Accounts Payable	
Vendor A	*	*	*	*	$ 188,335	10%	$ 188,335	56%
Vendor B	$ 162,784	10%	$ 31,563	10%	*	*	120,688	36%
Vendor C	*	*	*	*	223,234	12%	*	*
Vendor D	*	*	*	*	180,602	10%	*	*
Vendor E	*	*	239,981	75%	*	*	*	*

* expenses or accounts payable balance did not exceed 10% of the respective total

Note 10: RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company had an amount due to a member of $2,000, which was used for operating expenses that was expected be repaid in 2020, but will be repaid in 2021.

Note 11: UNCERTAINTIES

COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Organization. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

Paycheck Protection Program

On May 6, 2020 the Company received a loan in the amount of $64,217 under the Payroll Protection Program (PPP Loan). The loan accrues interest at a rate of 1% and has an original maturity date of two years which can be extended to five years by mutual agreement of the Company and the lender. Payments are deferred during the Deferral Period. The Deferral Period is the period beginning on the date of this Note, May 6, 2020, and ending 10months after the last day of the covered period (Deferral Expiration Date). Any amounts not forgiven under the Program will be payable in equal installments of principal plus any interest owed on the payment date from the Deferral Expiration Date through the Maturity Date. Additionally, any accrued interest that is not forgiven under the Program will be due on the First Payment Date, which is the 15th of the month following the month in which the Deferral Expiration Date occurs.

Note 11: UNCERTAINTIES (continued)

Paycheck Protection Program (continued)

Under the requirements of the CARES Act, as amended by the PPP Flexibility Act and Consolidated Appropriations Act, 2021, proceeds may only be used for the Company's eligible payroll costs (with salary capped at $100,000 on an annualized basis for each employee), or other eligible costs related to rent, mortgage interest utilities, covered operations expenditures, covered property damage, covered supplier costs, and covered worker protection expenditures, in each case paid during the 24-week period following disbursement. The PPP Loan may be fully forgiven if (i) proceeds are used to pay eligible payroll costs or other eligible costs and (ii) full-time employee headcount and salaries are either maintained during the 24-weekperiod following disbursement or restored by December 31, 2020. If not maintained or restored, any forgiveness of the PPP Loan would be reduced in accordance with the regulations that were issued by the SBA. All the proceeds of the PPP Loan were used by the Company to pay eligible payroll costs and the Company maintained its headcount and otherwise complied with the terms of the PPP Loan.

While the Company believes that it has acted in compliance with the program and will seek forgiveness of the PPP Loan, no assurance can be provided that the Company will obtain forgiveness of the PPP Loan in whole or in part. The balance on this PPP loan was $64,217 as of December 31, 2020 and has been classified as current since forgiveness is expected to occur in 2021.

<u>**Exhibit B**</u>

OFFERING PAGE

See attached

</> EMBED

SoLá Therapy

1 in 10 women suffer from debilitating pelvic pain, including endometriosis and IC. Before SoLá Therapy, millions of women were without hope. There was no pathway to rapid pain relief.


The following video contains testimonials submitted by actual SoLá Therapy Patients.
01:33

SoLá Therapy Headlines

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- Lead Investors Include The Creator Or Sirius XM And CEO Of United Therapeutics
- More Than 2,500 Procedures Performed Since Q4 Of 2019
- Company President, Dr. Barbara Levy, Served As The Vice President For Health Policy At The American College Of Obstetricians And Gynecologists (ACOG) From 2012 To 2019 And Served As A Two-Term Chair Of The American Medical Association RUC Committee.
- Company Chief Science Officer, Dr. Georgine Lamvu, Is Chairwoman Of The International Pelvic Pain Society.

Uroshape is the first medical device company to address this debilitating disorder that affects more women than asthma or diabetes. 1 in 10 women suffer from pelvic pain. These women have pain with intercourse, sitting, standing, exercise, urination, and/or bowel movements. Common diagnoses include endometriosis, interstitial cystitis, pelvic congestion, pelvic neuralgia, and pelvic floor dysfunction. Since our launch in late 2019, we have partnered with gynecologists and urologists across the U.S. who have performed over 2,500 treatments. UroShape's SoLá Therapy offers rapid pain relief to women who previously had little hope. Regardless of diagnosis, 85% of women with chronic pelvic pain share a common pain generator: pelvic muscle spasm. Most women treated with the SoLá Therapy Near-Infrared Laser achieve maximum improvement in less than three weeks. The SoLá Therapy Laser is painless, non-destructive, and treatments are only 2-4 minutes in length. Unlike medications that cause side effects such as hot flashes, headaches, bone loss, and fatigue, SoLá side effects are minimal. In contrast to most devices and medications that rely solely on biased clinical trials to demonstrate effectiveness, SoLá Therapy combines clinical trials with real-world evidence. The SoLá Therapy Touch Screen gathers information on the results of every treatment for every patient while protecting patient privacy. Because no patient's experience is excluded, our data reflects real-world results. This provides potential patients an authentic picture of how SoLá Pelvic Therapy may help them conquer pelvic pain.

SoLá Therapy's team is composed of renowned doctors specializing in pelvic medicine, including our Chief Science Officer Dr. Georgine Lamvu, the Chairwoman of the International Pelvic Pain Society, and business leaders in healthcare technology. With the introduction of SoLá Therapy, the team has entered an estimated 10 billion dollar domestic market and a worldwide market expected to exceed 20 billion dollars. The company's financial milestones will be exceeded if it treats only 1% of American women suffering from pelvic pain.

DESCRIPTION

Although 1 in 10 women suffer from debilitating pelvic pain, there has not been any salient solution on the market that has proven to be as effective as SoLá Therapy. All other medications and treatments, with the exception of vaginal physical therapy, have demonstrated very limited effectiveness. Vaginal physical therapy, performed by a small number of specialty physical therapists, is often painful. Vaginal PT is typically part of 8-10 one-hour-long treatments performed over 8-10 weeks. The SoLá Therapy Laser is painless, treatments last 2-4 minutes, and the entire treatment series is typically completed in just 2-4 weeks. SoLá Therapy is simple to perform and highly reproducible. Our market size is impressive. Treatment can be delivered at the offices of over 40,000 gynecologists, and 14,000 urologists. Although our financial projections consider only female patients, the male pelvic pain market is nearly as big, equally needing a solution. We are now planning to enter the male market later this year.

SoLá Therapy works by delivering therapeutic Near-Infrared laser energy directly into the pelvis. This process is known as photobiomodulation. Some scientists call this the photosynthesis of the human cell. Near-infrared light reacts with the microscopic organs inside each cell, releasing toxins and stimulating energy production. One of the key by-products of photobiomodulation is nitric oxide. Nitric oxide is a powerful relaxer of both painful spastic pelvic muscles and the muscles of blood vessel walls. Blood vessel relaxation improves circulation, delivering oxygen to oxygen-deprived tissues. Unlike commonly used medical lasers, the SoLá Therapy Laser generates a wavelength of energy that is non-destructive and therefore remarkably safe.



SoLá Therapy's business model allows physicians to escape the burden of buying expensive equipment and earn profits on their first day using the system. Physicians enter into a 36-month, $700 per month, subscription agreement for the use of the SoLá Therapy Laser, maintenance, and updates. Physicians pay this monthly fee to a third-party lender who pays Uroshape (that's us) the full value of the subscription agreement upfront. Each time a physician enrolls a new patient for treatment by entering information into the laser's touch screen, the physician's credit card is charged for the sterile disposable laser wands used for that patient.

Physicians charge the patient a cash fee for treatment. A typical three-week treatment series ranges from $1,500 to $2,500. Secondary to high insurance deductibles and the limited effectiveness of other treatment options, SoLá Therapy is typically the most cost-effective option.

SoLá Therapy's cash-pay business model has been validated by both patients and physicians across the U.S. Additionally; our company is on a pathway to insurance reimbursement. This initiative is being led by our President, Dr. Barbara Levy, who was a two-term chair of the American Medical Association (AMA) Resource Based Relative Value Scale Update Committee (RUC). We have started a patient advocacy program to submit insurance claims, are applying for a billing code (CPT code), and are well underway to accumulating the necessary data support CMS and private payor insurance determinations. Although reimbursement is expected, our success is not predicated on it.

Because SoLá Therapy is the only legally marketed medical device available to treat the majority of women with Chronic Pelvic Pain, it has a significant potential for growth. The only salient treatment alternative is Vaginal Physical Therapy, which is often painful and lengthy.

SoLá Therapy has been successfully commercialized as a cash pay procedure with clinical validation and is generating annually recurring revenue. We are on a pathway to healthcare insurance reimbursement. The company is expected to achieve a topline revenue of $53 million in four to five years.

The company's total addressable U.S. target market is represented by 10 million women suffering from chronic pelvic pain with muscle spasms, equating to a $10 billion domestic market. The worldwide market opportunity is estimated to be over $20 billion. Topline revenue and EBITDA are projected to lead to a rewarding exit by 2024-2025. As our company has a validated cash-pay business, an exit is not beholden to reimbursement.

Company Pitch Deck


A Breakthrough
For Chronic
Pelvic Pain
Endometriosis,
IC, & More
SoLá THERAPY
UroShape, LLC
www.SolaTherapy.com
OVERALL PAIN STATUS

(https://static.ce-cdn.com/uploads/uroshape/document/file/77481/pitch-deck.pdf)

Download SoLá Therapy Pitch Deck
(https://static.ce-cdn.com/uploads/uroshape/document/file/77481/pitch-deck.pdf)

Use of Proceeds

Sales, General, Advertising

49%

Cost of Goods

23%

Pathway to reimbursement w/ Clinic Evidence Growth

19%

Liabilities

5%

R & D

4%

Ownership Structure & Rights of Securities

MINIMUM INVESTMENT

$300

INVESTMENT DETAILS

Safe Note: Your investment converts to common shares at the time of the next equity event or sale of the company.

Discount applied at the time of conversion to common stock:

Investments up to $999 receive a 5% discount on common stock.

Investments of $1,000 to $9,999 receive a 10% discount on common stock.

Investments of $10,000 to $14,999 receive a 12% discount on common stock.

Investments of $15,000 or greater receive a 15% discount on common stock.

Conversion price is guaranteed to be equal to or less than the share price at the valuation cap.

PRE MONEY VALUATION: **$15.5 Million**

Max Raise: $500,000

VALUATION CAP: $19.5 Million

PERKS:

Do you know someone with pelvic pain? Invest $1000 and receive a $500 SoLá Therapy gift certificate. Investors of greater than $5,000 will receive a gift certificate* for a complete SoLá Therapy Treatment Series. That's a $2,500 value.

Are you a licensed physician that would like to offer SoLá Therapy? Investors of $25,000 or more will receive a gift certificate* for an 18-month subscription to use the SoLá Therapy Laser. That's a $12,500 value!

Are you an active SoLá Therapy Provider? Investors of $25,000 or more will receive a gift certificate* for 25 patient treatment kits. That's a $12,500 value.

*Gift Certificates are redeemable for up to 12 months following your investment.

Risks & Disclosures

A private placement investment involves significant risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not


READ MORE


Meet the **SoLá Therapy** team

Chief Executive Officer
RALPH ZIPPER, MD, FPMRS

- Over 22 years of both industry and clinical experience in the field of pelvic medicine. - Dr. Zipper has taken multiple products from conception to commercialization. - Vast experience in IP development, product development, labeling, regulatory affairs, evidence generation, and DTC marketing. - Fellowship trained in gynecology and obstetrics at the Johns Hopkins Hospital. - Dr. Zipper has trained over 1,000 surgeons and hundreds of sales representatives.

President
DR. BARBARA LEVY

- Vice President for Health Policy at the American College of Obstetricians and Gynecologists (AGOG) from 2012 to 2019. - Two terms as chair of the American Medical Association Resource Based Relative Value Scale Update Committee (RUC) - Currently sits on the American Medical Association (AMA) Current Procedural Terminology (CPT) editorial panel

Chief Operating Officer
KEVIN RICHARDSON, MBA

- Over 20 years of global commercial and operational leadership experience in healthcare technology - Former CEO of the Americas for Sirtex Medical where he grew NA sales from $30MM to over $140MM - Medical device experience with Boston Scientific and St. Jude Medical

Chief Scientific Officer
GEORGINE LAMVU, MD, MPH

- Chairwoman of the International Pelvic Pain Society. - Professor in Obstetrics and Gynecology at the UCF - Director of the Fellowship in Minimally Invasive Surgery at the Orlando VA Medical Center - Author of 56 peer-reviewed publications and multiple textbook chapters on pelvic pain.

Advisors





KRISTENE
WHITMORE, MD

**Philadelphia,
PA**

- Professor
  Surgery/Urolog
  and OB/GYN
  Drexel
  University
  College of
  Medicine &
  Reconstructive
  Surgery, Drexel
  University
  College of
  Medicine
- Chair Urology
  and Female
  Pelvic Medicine

STEPHANIE
PRENDERGAST,
MPT

**Los Angeles,
CA**

- CEO Pelvic
  Health &
  Rehabilitation
  Centers
- Past
  President
  International
  Pelvic Pain
  Society
- Board
  Member IPPS

&
Reconstructive
Surgery,

- Past President
American
Urogynecology
Association

PENDING



NEERAJ KHOLI, MD, MBA

Boston, MA

- Medical Director, Boston Urogyn
- Assistant Professor, Ob/Gyn, Harvard Medical Schoo
- Past Chief Urogynecology Harvard's Bringham & Women's



FRANK TU, MD, MPH

Chicago, IL

- Associate Professor, Ob/Gyn University of Chicago
- Vice Chair, Quality Northshore Health
- Past President International Pelvic Pain



MICHAEL HIBNER, MD, PHD

Phoenix, AZ

- Associate Professor, Ob/Gyn, College of Medicine Phoenix
- Board Member International Pelvic Pain Society

Hospital   Society

- Board

  Member IPPS



CHARLES
BUTRICK, MD,
FPRMS

**Kansas City,
KS**

SoLá Therapy

Chief Medical

Officer

Former Presiden

of the

International

Pelvic Pain

Society and

former Presiden

of the

International

Society of Pelvic

Neuromodulatic

One of the most

recognized and

key opinion

leaders in the

area of Chronic

Pelvic Pain and

Pelvic Medicine

Project FAQs

ASK A QUESTION (/PROJECTS/12285-SOLA-THERAPY/QUESTIONS/NEW)

Question: How do I calculate my net worth?

Question: What are the tax implications of an equity crowdfunding investment?

Question: Who can invest in a Regulation CF Offering?

Question: Why invest in startups?

Question: What if I change my mind about investing?

Question: What do I need to know about early-stage investing? Are these investments risky? ✚

Question: What happens if a company does not reach their funding goal? ✚

Question: When will I get my investment back? ✚

Question: How can I learn more about a Company's offering? ✚

Question: What will discourage other companies from copying SoLá Therapy? ✚

Question: Why are the wands single use and not reusable? ✚

Question: While you are working on insurance reimbursement, will patients really pay $2,000 for SoLá Therapy? ✚

Question: How much can I invest? ✚

Exhibit C

FORM OF SAFE NOTE

See attached

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Uroshape, LLC d/b/a/ SoLá Therapy
SAFE Notes
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 SAFE Note holders, "**Investors**") of $___________ (the "**Purchase Amount**") on or about [Date of SAFE Note], Uroshape, LLC d/b/a/ SoLá Therapy, a Florida Limited Liability Company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" varies depending on the amount invested:

- 5% for investments up to $999 SAFEs
- 10% for investments between $1,000 -- $9,999 of SAFEs
- 12% for investments between $10,000 -- $14,999 of SAFEs
- 15% for investments of $15,000 or more of SAFEs

The "**Valuation Cap**" is $19,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Equity Financing and of the Company's discretionary decision to either (1) continue the term of this SAFE Note without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the Common Units sold in the Equity Financing. The number of units of the Common Units shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**Equity Financing Price**") multiplied by the applicable Discount Rate (see above).

(ii) If the Company elects to continue the term of this SAFE Note past the Equity Financing and another Equity Financing occurs before the termination of this SAFE Note in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this SAFE Note without converting the Investor's Purchase Amount to Common Units; or (2) issue to the Investor a number of units of the Common Units sold in the Subsequent Equity Financing. The number of units of the Common Units shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Equity Financing Price multiplied by

the applicable Discount Rate (see above).

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Common Units equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFE Notes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the Common Units of the Company equal to the Purchase Amount divided by the Equity Financing Price, if the Investor fails to select the cash option. Units of Common Units granted in connection therewith shall have the same liquidation rights and preferences as the units of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Common Units to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Units as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Units upon a Dissolution Event and (iii) and all holders of Common Units.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Common Units to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Units, Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Units**" means the Common Units, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) Discount Price, whichever calculation results in a greater number of units of Common Units.

"**Discount Price**" means the product of (i) the price per share of Common Units sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Common Units to one or more third parties following the date of this qualified by the Securities and Exchange Commission pursuant to Tier 2 of Regulation A, with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Units or Preferred Interests or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Units or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all units of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Units pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Units reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interest**" means the preferred interest of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE Note, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the Common Units issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued units of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of units of the Common Units as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of units of the Capital Stock issuable upon the conversion of this instrument. All such units shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SAFE Note.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Dalmore Group LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a SAFE Note investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SAFE Note and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SAFE Note or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SAFE Note and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SAFE Note; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SAFE Note and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SAFE Note (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the units or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such units under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE Note and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE

SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of SAFE Notes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors SAFE Note).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE Note is, and at all times has been, intended to be characterized as stock, and more particularly as Common Units for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE Note consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

UROSHAPE, LLC d/b/a SOLA THERAPY

By: _____
Name: Ralph Zipper
Title: CEO
Address:
Email:

INVESTOR

By: _____
Name:

Exhibit D

PITCH DECK

See attached

A Breakthrough For Chronic Pelvic Pain

Endometriosis, IC, & More

SoLá THERAPY

UroShape, LLC
www.SolaTherapy.com



Safe Harbor Statement



This presentation contains forward-looking statements:

- These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," "projects," "projection," "example," "potential," and variations of such words and similar expressions are intended to identify the forward-looking statements.

- Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

- Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company ("UroShape, LLC. Or "UroShape"), or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

- We undertake no obligation to publicly update or revise any forward-looking statements contained in this presentation, or the documents to which we refer you in this presentation, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

Investment Highlights

✓ Fills unmet need in women's health care (multi-billion-dollar pelvic pain market)

✓ SoLá Therapy is the only on-label treatment option for 85% of women with Chronic Pelvic Pain (CPP)

✓ Commercialization began Q4 2019. Over 2,500 procedures have been performed

✓ Real-time data collection by device (Big Data) demonstrates superiority to standard of care

✓ Pathway to reimbursement begun. Reimbursement anticipated 2022-2023

✓ Transition cash-pay business with revenues that almost doubled from first half to second half of 2020.

✓ Platform technology

✓ Strong patent portfolio

The Chronic Pelvic Pain Market

SoLá
THERAPY

1 in 10 women suffer from chronic pelvic pain.[1]

Symptoms: pelvic pain with sitting, intercourse, bowel movements, exercise, urination, bladder pain, vaginal burning, pressure, and vulvar pain

Diagnoses: Interstitial Cystitis, Endometriosis, Dyspareunia, Vaginismus, Recurrent UTIs, Pelvic Congestion, Pudendal Neuralgia, Adhesions

Regardless of diagnosis, current treatments fail >50% of the time.

85% of women with CPP suffer from painful pelvic muscle spasms.[7-10]

SoLá Therapy effectively reduces pelvic pain associated with painful muscle spasms.



SoLá Therapy helps >80% of treated women attain rapid relief.

10 million women in the U.S. suffer from CPP and muscle spasms.

Dismal Malady for Women SoLution

Photobiomodulation (PBM) is the Mechanism of Action (MOA)

The SoLá Therapy Near IR laser imparts PBM and manual therapy through a single-use disposable wand.

✓ Used for more than 20 years in the treatment of muscle pain and spasms.

✓ Thousands of published studies validating MOA and effectiveness.

✓ More than one million treatments are performed each month.[33]

✓ SoLá Therapy is the first and only method for administering PBM into the pelvis.

> The proprietary orb of soothing near-infrared energy delivered by the SoLá Therapy Laser delivers therapeutic energy dosing to the mitochondria of the pelvic tissues.



ATP — An increase in ATP, the main energy source for the majority of cellular functions, increases the cell's ability to fight infection, and it accelerates the healing process

ROS — The modulation of ROS activates transcription factors, positively impacting cellular repair and healing

NO — The release of nitric oxide (NO), a potent vasodilator, increases circulation, decreases inflammation, and enhances the transport of oxygen and immune cells throughout the tissue



▶ Play: How it works animation

3 Treatments   **3** Minutes   **3** Weeks

The SoLá Therapy Laser Collects Real World Data

Every Patient & Every Treatment



The SoLá Laser Touch Screen collects data on every treatment to every patient and transmits a HIPAA-compliant coded data set to our server

- Real-time review of progress with patient
- Secondary analysis provides real world evidence on a provider, regional, and national level

More than 2,000 procedures performed

>80% of women improved
>80% still improved at 6 months
50% reduced to minimal or no pain

SoLá Therapy adopted an evidence generation program that combines clinical trials with real world data collection. This provides evidence that applies beyond the ideal conditions found in clinical trials.

Platform Technology



More Than Pelvic Pain

SoLá patients continue to describe improvement in multiple symptoms.
These symptoms represent over one billion dollars in annually recurring revenue opportunity from ancillary markets.







Overactive Bladder (OAB)

Bacterial Vaginosis (BV)

Vaginal Atrophy (Atrophy)

The proprietary SoLá Therapy user interface is ideal for capturing this data.



Potential Annual Rev at 0.5% of Market

	OAB	BV	Atrophy
.05 x Market	$335,818,560	$436,301,730	$601,795,490

The SoLá Therapy Laser Is Marketed On-label*



The SoLá Therapy Product Code is ILY: The LTS-1500 (SoLá Laser) device emits energy in the near infrared spectrum to provide topical heating for the purpose of elevating tissue temperature for a **temporary relief of minor muscle** and joint **pain and stiffness**, minor arthritis pain, or **muscle spasms**; the **temporary increase in local blood circulation; and the temporary relaxation of muscle.**

Food and Drug Administration [Docket No. FDA-2017-N-1129]
Medical Devices; Exemptions From Premarket Notification: Class II Devices

In 2017 *The Food and Drug Administration (FDA or Agency) announced a list of class II devices that the Agency had determined no longer required premarket notification to provide reasonable assurance of safety and effectiveness."* The ILY category of devices became exempt from the premarket notification process.

***Whereas many energy devices are illegally marketed for treatment not cleared or allowed by the FDA (aka "off-label marketing), SoLá Therapy is marketed legally (on-label).**

Market Condition and Competitive Challenges

The standard of care in the treatment of chronic pelvic pain is transvaginal pelvic floor physical therapy. Sadly, it has provided very disappointing results.

A recent pilot study of physical therapy in women with pelvic pain and hypertonic pelvic floor dysfunction found only a 35% reduction in pain.[18] An earlier randomized control trial that found a similar 36% reduction of pain in 56% of women undergoing physical therapy.[19]

Compounding the poor effectiveness, a 2019 report reviewing over 600 referrals to pelvic floor physical therapy for hypertonic pelvic floor dysfunction found compliance to be only 20%.[13] Only 40% of patients returned to their referring gynecologist.



*Efficacy Index= Fraction of patients improved x compliance

SoLá Therapy vs. Most Common Treatments





- 10M U.S. women suffer from CPP
- Present treatments represent < 1% of CPP market, yet > $100M in immediately addressable revenue
  - 120,000 PT
  - 25,000 Elmiron
  - 35,000 Orilissa
- Elmiron and Orilissa WAC ≥ $10,000 per year per patient
- PT referral associated with MD revenue loss and only 20% compliance[13]
- Effective dose of Orilissa limited to maximum 6-month Rx

Treatment	Response Rate (%)	Improvement (%)	Treatment Time	Duration of Response	Compliance Rate	Treatment Limit	Side Effects
SoLá Therapy	80	50	27 Minutes	6 Months	95%	None	Min
Physical Therapy	59	37	10 Hours	3 Months?	20%	None	Min-Mod
Elmiron	30	34	365 Days	6 Months?	5%	Yes	High
Orilissa	58	30	365 Days	6 Months	?	Yes	High

Protected Intellectual Property



Publication Number	Legal Status	App Date	Issue Date	Expiry Date
US8795264	Granted	2009-07-01	2014-08-05	2032-01-25
US8574177	Granted	2011-03-09	2013-11-05	2031-12-27
US10743929	Granted	2010-01-15	2020-08-18	2032-01-25
US8882685	Granted	2008-05-27	2014-11-11	2031-12-30
US8968221	Granted	2008-04-16	2015-03-03	2031-05-17
US9358403	Granted	2014-11-10	2016-06-07	2028-05-27
US9649506	Granted	2016-06-06	2017-05-16	2028-05-27
US10238889	Granted	2015-03-02	2019-03-26	2030-05-29
CN101687100	Granted	2008-04-17	2013-07-13	2028-04-17
US20170172658A1	Examining	2017-03-08	-	TBD
WO2018164676A1	N/A	2017-03-08	-	NA
EP3592423A1	Published	2017-03-08	-	TBD
CN109069857A	Examining	2017-03-08	-	TBD
US20190125448A1	Examining	2018-10-25	-	TBD
62939080 EFID 37831762	Provisional	2019-11-22	-	TBD

Claims are prohibitive to any entity that would seek to commercialize a transvaginal or transrectal photobiomodulation device

Immediately Addressable Domestic Markets

10 million U.S. women who suffer from CPP with muscle spasms.



U.S. Women with CPP & Pelvic Muscle Spam

10,000,000

SoLá Therapy Market

U.S. Women Receiving **Pelvic PT, Orilissa, or Elmiron** Each Year

120,000

35,000

25,000

Immediately Addressable Domestic Markets

■ Domestic CPP (LM) ■ Orilissa ■ Elmiron ■ Pelvic Floor PT

Endometriosis Addressable Market[28] (6-10% of reproductive age women)
- 35,000 new patients treated with Orilissa in its first year of commercialization (2018-2019).
- Sixteen percent of SoLá patients to date carry an endometriosis diagnosis

Interstitial Cystitis Addressable Market[29] (3% of women)
- 25,000 new patients treated with Elmiron annually
- Sixty percent of SoLá patients to date carry an IC diagnosis

Pelvic Floor Physical Therapy[34]
- 120,000 PT referrals for the treatment of chronic pelvic pain each year
- Fifty-four percent of SoLá patients have been treated with PT

Immediately Addressable Domestic Market
- **180,000 patients equates to $180M in SoLá Therapy top line revenue**

Each treated patient represents $1,000 in SoLá Therapy top line revenue.

A Business Plan That Mitigates Risk & Maximizes Reward

CPP: a multi-billion-dollar problem in search of a solution





INPUT: THE SOLUTION

OUTPUT: EXIT SALE

SoLá Therapy

COMMERICIAL & CLINICAL VALIDATION WITH PRE-REIMBURSEMENT ARR*

Reimbursed Procedure

$50M

Annually Recurring

SoLá Therapy has been successfully commercialized as a cash-pay procedure with clinical validation and is generating annually recurring revenue.

SoLá Therapy is now on a pathway to reimbursement.

Milestones

SoLá THERAPY



Problem:
Chronic Pelvic Pain
2010
UROSHAPE FOUNDED
Solution Invented:
SoLá Therapy
2014
Patents Granted
Clinical Trials
2016
Seed Funding
Core
Management
Team Hired
2018
Seed Funding
Software Design and
Manufacturing Completed
2019
Seed Funding
World Leaders Use SoLá
Product Launch
$
2020
100th Patient
Real World Data
Six-month
physician waiting
list
2021
AMA
CMS
Pathway to
Reimbursement
2023
Cash
Business
@ $8.6M
Reimbursement
2024
Reimbursement
Business @ $53M
$$$
Exit
2025
Reimbursement
Business @ $93M
$$$
$$$
Exit
2024
2025
$$
Exit
Cash Business
@ $20M

Cash Business Revenue Details

Single Sales Representative Performance

	Q3-19	Q4-19	Q1-20	Q2-20	Q3-20
Marketing Strategy	Initial Launch (MAB)	Limited Launch (MAB)	Launch	COVID	COVID
Sales Output					
Active Providers	6	7	9	5	7
Free Trial Patients	37	3	4	0	0
Paying Patients	5	18	31	28	40
Total Patients Treated	42	21	35	28	40
Patient Treatments-Total	378	286	389	295	360
Patients per provider per month	2.3	1.5	1.3	1.9	2.0
Revenue	$5,000	$15,000	$70,000	$15,000	$105,000



Cash Business Model



**Patient Tries
First Two Treatment for Free**



3 out of 4 Patients Opt to Pay 2,000 to Complete the 9 Treatment Series

Provider Profitable on Patient #1

- After a 60-Day No-Obligation Trial, Provider signs 3-year laser subscription agreement @ $700 per month ($25,200 Total)

- Provider collects $2000 from patient for treatment series

- Provider is charged $700 for each patient's full treatment series wand kit of 9 sterile single-use SoLá Laser Wands .

- Provider nets $1,300 per patient (less amortized subscription fee).

UroShape Has No Accounts Receivable

- $25,200 Subscription Value paid to UroShape by way of provider secured financing

- $700 Wand Kit fee charged to provider's credit card by laser each time a patient is enrolled on laser screen

- Big data is collected as patients respond to medical questionnaires on the laser's touch-screen at the time of every treatment (Data sent via WiFi to SoLá server).

Reimbursement Business Model



Insurance Pays Provider for Each One of 9 Treaments in Treatment Series

Provider Profitable on Patient #1

- After a 60-Day No-Obligation Trial, Provider signs 3-year laser subscription agreement @ $700 per month ($25,200 Total)
- Provider collects payment from insurance company following each treatment
- Provider is charged $700 for each patient's full treatment series wand kit of 9 sterile single-use SoLá Laser Wands .
- Provider nets $1,300 per patient* (less amortized subscription fee).

UroShape Has No Accounts Receivable

- ✓ $25,200 Subscription Value paid to UroShape by way of provider secured financing
- ✓ $700 Wand Kit fee charged to provider's credit card by laser each time a patient is enrolled on laser screen
- ✓ Big data is collected as patients respond to medical questionnaires on the laser's touch-screen at the time of every treatment (Data sent via WiFi to SoLá server).

*This is an estimate that assumes insurance reimbursement in line with estimated work and practice expenses. Actual reimbursement may be higher or lower than anticipated.

Pathway to Reimbursement

SoLá THERAPY

Activity	2020	2021		2022		2023	
Build specialty society support and regular engagement							
Establish and operate Patient Access Program (PAP) for reimbursement support providers for Cat III/Unlisted CPT code and long-term coverage strategy							
Develop and execute evidence generation and publication plan with input from payers, (includes economic and clinical data)							
Develop clinical and economic value proposition and positioning with input from key stakeholders- payers, providers, Medicare consultancy							
Establish and operate Patient Access Program (PAP) for reimbursement support providers for Cat III/Unlisted CPT code and long-term coverage strategy							
Engage with Commercial Payers to establish coverage as additional evidence is generated							
Submit CPT coding application for physician Category III procedure code							
Submit application for CPT Category III conversion to Category I (assuming all criteria is met: evidence, market penetration, society support)							

NO ACTIVTY	
LOW ACTIVITY	
MODERATE ACTIVITY	
FULL ACTIVITY	

The Projections

Reimbursement w/in 36 Months

REVENUE



	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
CASH $	$1,958,165	$4,800,413	$8,662,757	$13,777,037	$19,911,413
LOW $ CPT	$1,958,165	$4,800,413	$8,662,757	$23,126,206	$40,619,776
PAR $ CPT	$1,958,165	$4,800,413	$8,662,757	$30,555,298	$54,993,718
HIGH $ CPT	$1,958,165	$4,800,413	$8,662,757	$44,143,744	$83,840,755

EBITDA



	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
CASH $	-$3,374,566	-$3,574,258	-$2,909,982	$715,099	$3,404,816
LOW $ CPT	-$3,374,566	-$3,574,258	-$2,909,982	$2,551,903	$7,465,312
PAR $ CPT	-$3,374,566	-$3,574,258	-$2,909,982	$8,839,616	$19,745,885
HIGH $ CPT	-$3,374,566	-$3,574,258	-$2,909,982	$11,618,608	$27,655,497

Cash projections for years 3-5 represent a continuation of cash business in the event of non-reimbursement.

Uroshape Management



Chief Executive Officer: Ralph Zipper, MD, FPMRS, has over 22 years of experience in both the clinical and medical device sides of pelvic medicine. Dr. Zipper has taken multiple products from conception to commercialization. His scope of experience includes IP development, product development, labeling, regulatory affairs, evidence generation, and DTC marketing. Ralph is fellowship trained in gynecology and obstetrics at the Johns Hopkins Hospital. He is a trained over 1,000 surgeons and hundreds of sales representatives.



President: Barbara Levy, MD, FACOG, FACS remains one of the most influential people in women's healthcare. Dr. Levy served as the Vice President for Health Policy at the American College of Obstetricians and Gynecologists (AGOG) from 2012 to 2019. During her tenure she built her team's headcount to 50 persons. Dr. Levy served two terms as chair of the American Medical Association Resource Based Relative Value Scale Update Committee (RUC) and currently sits on the AMA CPT editorial panel. Dr. Levy was also the the first female president of the American Association of Gynecologic Laparoscopists (AAGL), a society with over 8,000 members worldwide.



Chief Operating Officer: Kevin Richardson, MBA has over 20 years of global commercial and operational leadership experience in healthcare technology. Mr. Richardson is the former CEO of the Americas for Sirtex Medical where he grew North American sales from a stagnant $30 MM to over $140 MM. Kevin has extensive medical device experience with companies such as Boston Scientific and St. Jude Medical. He has a masters degree in Finance from the University of Texas at Arlington.



Chief Scientific Officer: Georgine Lamvu, MD, MPH received her Masters of Public Health in epidemiology and completed a fellowship in Advanced Laparoscopy and Pelvic Pain at UNC. Dr. Lamvu served as a fellow scholar in the NIH T-32 Training in Epidemiology and Clinical Trials Program. She is a Professor in Obstetrics and Gynecology at the UCF and Director of the Fellowship in Advanced Minimally Invasive Surgery at the Orlando VA Medical Center. Dr Lamvu is Chairwoman of the International Pelvic Pain Society.



Chief Medical Officer: Charles Butrick, MD FPRMS is a former president of the International Pelvic Pain Society and a former President of the International Society of Pelvic Neuromodulation. Dr Butrick is one of the most recognized and enjoyed key opinion leaders in the areas of Chronic Pelvic Pain and Pelvic Medicine. Charles is the author of multiple publications and keynote presentation on chronic pelvic pain.

Medical Advisory Board



Neeraj Kholi, MD MBA

Boston, MA
Medical Director, Boston Urogyn
**Former Chief Dept Urogyn Brigham
& Women's Hosp**



Kristene Whitmore, MD

Philadelphia, PA
University Urogyn
Extensive researcher CPP and IC



Stephanie Prendergast

Los Angeles, CA
Multi-Center PT
**Past president of IPPS
Board Member IPPS**



Michael Hibner, MD , PhD

Phoenix, AZ
St. Josephs Hosp
Board Member of IPPS



Frank Tu, MD

Chicago, IL
University Gyn
**Past president of IPPS
Board Member IPPS**

APPENDIX



SoLá Therapy Evidence



The Best of Both Worlds:
In alignment with the FDA's MDUFA IV agreement, CDRH's creation of the Division of Clinical Evidence and Analysis, and the formation of NEST (National Evaluation System for Health Technology).

SoLá Therapy adopted an evidence generation program that combines clinical trials with real world data collection. This provides evidence that applies beyond the ideal conditions found in clinical trials.

The SoLá Therapy Real World Data Program:
The SoLá Therapy Laser touch screen collects demographic data and ICD 10 data, and utilizes validated medical questionnaires to gather real-world patient reported outcome data on every patient at every treatment. This data is collected, under a data use agreement, in a HIPAA compliant system and coded. Our CRO, under a business associate agreement, performs bimonthly real-world analyses. **Unlike clinical trials, real world evidence (RWE) can be generalized to real women in the real world.**

The SoLá Therapy Clinical Trial Program:
Under the guidance and direction of our Chief Scientific Officer, a multicenter randomized controlled trial (RCT) is scheduled to begin enrollment in Q1 of 2021. The SoLá Therapy Laser touch screen user interface and proprietary data collection software provides an ideal platform for the rapid collection and analysis of RCT data.

SoLá Therapy vs. Most Common Treatments



Treatment	Labeled Indication	On-Label for CPP	CPP Effectiveness Data	Real World Evidence	% who Improve	% Improvement	Duration of Effect	Side Effects
SoLá Therapy	Reduce muscle spasm & pain, increase blood flow	YES	CPP w/ Muscle Spasm	YES	80%	50%	6 Months	Minimal
Physical Therapy	Reduce Muscle Spasm / tension	N/A	CPP w/ Muscle Spasm	NO	59%[19]	36%	3 Months?**	Pain w Treatment
Trigger Point Injections	Multiple. None for Muscle Spasm	NO	CPP w/ Muscle Spasm	NO	0-65%[35-37]	50%	8 weeks	Minimal
Botox Injections	OAB and eyelid spasm	NO	CPP w/ Muscle Spasm	NO	0-75%[23,24]	40%	2-8 weeks	Pain w Treatment
Valium Suppositories	None	NO	CPP w/ Muscle Spasm	NO	17% [38,39]	?	?	30% Dizzy
Interstim / Axonics	OAB symptoms and incontinence	NO	CPP without IC	NO	30-50%[40,41]	50%	Unknown	17% infection & removal
Urgent PC (PTNS)	OAB symptoms & urinary incont	NO	CPP without IC	NO	25-55%[42,43]	55%	12 weeks	Minimal
Gabapentin	Post-herpes nerve pain and epilepsy	NO	CPP without Endo or IBS	NO	70%[44-46]	30-40%	24 weeks	30% Dizzy
Elmiron	Bladder pain associated w I.C.	NO	IC	NO	5-30%[26]	34%	6 Months	24% retinopathy
DMSO (RiMSO)	Symptomatic relief of I.C.	NO	IC	NO	?	15-50%	?	Minimal
Orilissa	Endometriosis Pain	NO	Endometriosis without Depression, back pain, FM	NO	58%[25]	30%-40%	6 months Max	50% Hot flashes, >20% headache & lost bone
Pelvic Vessel Embolization	Embolization in the peripheral vasculature	NO	Pelvic Congestion Syndrome Only	NO	75%[47,48]	>50%	12 Months	Minimal

References



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21. Fouad, L.S., et al., *Transvaginal Trigger Point Injections for Pelvic Floor Myofascial Spasm: A Retrospective Review of Pain Assessment and Development of a Treatment Algorithm.* J Minim Invasive Gynecol, 2015. 22(6S): p. S247-S248.
22. Bartley, J., et al., *Transvaginal Trigger Point Injections Improve Pain Scores in Women with Pelvic Floor Hypertonicity and Pelvic Pain Conditions.* Female Pelvic Med Reconstr Surg, 2019. 25(5): p. 392-396.
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References



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31. See calculations on Immediate Addressable Domestic Market Slide
32. Immediate Addressible Market divided by prevalence.
33. Market Data from LiteCure, LLC based on distribution and usage data of LiteCure Laser systems.
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